Exhibit 99.2

Financial Highlights

UDR, Inc.
As of End of Fourth Quarter 2019
(Unaudited) [1]

Dollars in thousands, except per share and unit	Actual Results 4Q 2019	Actual Results YTD 2019	Guidance as of December 31, 2019 1Q 2020	Full-Year 2020
GAAP Metrics				
Net income/(loss) attributable to UDR, Inc.	$97,959	$184,965	--	--
Net income/(loss) attributable to common stockholders	$96,928	$180,861	--	--
Income/(loss) per weighted average common share, diluted	$0.33	$0.63	$0.01 to $0.03	$0.12 to $0.16
Per Share Metrics				
FFO per common share and unit, diluted	$0.46	$2.03	$0.52 to $0.54	$2.17 to $2.21
FFO as Adjusted per common share and unit, diluted	$0.54	$2.08	$0.53 to $0.55	$2.18 to $2.22
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.48	$1.92	$0.50 to $0.52	$2.01 to $2.05
Dividend declared per share and unit	$0.3425	$1.37	$0.36	$1.44 [2]
Same-Store Operating Metrics				
Revenue growth	3.3%	3.6%	--	2.70% - 3.70%
Expense growth	1.3%	2.5%	--	2.20% - 3.00%
NOI growth	4.1%	4.0%	--	2.90% - 3.90%
Physical Occupancy	96.9%	96.9%	--	96.9% - 97.1%

Property Metrics	Homes	Communities	% of Total NOI
Same-Store	38,177	123	77.3%
Stabilized, Non-Mature	4,853	13	11.2%
Acquired Communities	3,327	10	2.6%
Redevelopment	653	2	2.0%
Development, completed	-	-	-
Non-Residential / Other	N/A	N/A	1.4%
Joint Venture (includes completed Joint Venture developments) [3]	3,130	14	5.3%
Developer Capital Program - West Coast Development JV	276	1	0.2%
Total completed homes	50,416	163	100%
Under Development	878	3	-
Joint Venture Under Development	-	-	-
Total Quarter-end homes [3][4]	51,294	166	100%

Balance Sheet Metrics (adjusted for non-recurring items)

	4Q 2019	4Q 2018
Consolidated Interest Coverage Ratio	5.0x	4.7x
Consolidated Fixed Charge Coverage Ratio	4.9x	4.6x
Consolidated Debt as a percentage of Total Assets	34.2%	31.2%
Consolidated Net Debt-to-EBITDAre	6.1x	5.0x





Crescent Falls Church, Metropolitan DC

4Q 2019 Acquisitions

Charles River Landing, Boston, MA

(1) See Attachment 16 for definitions and other terms.

(2) Annualized for 2020.

(3) Joint venture NOI is based on UDR's share. Homes and communities at 100%.

(4) Excludes 2,341 homes that are part of the Developer Capital Program - Other as described in Attachment 12(B).



Attachment 1

UDR, Inc.
Consolidated Statements of Operations
(Unaudited) [1]

In thousands, except per share amounts	Three Months Ended December 31, 2019		Three Months Ended December 31, 2018		Twelve Months Ended December 31, 2019		Twelve Months Ended December 31, 2018	
REVENUES:								
Rental income	$	302,745	$	264,732	$	1,138,138	$	1,035,105
Joint venture management and other fees [2]		2,073		2,935		14,055		11,754
Total revenues		304,818		267,667		1,152,193		1,046,859
OPERATING EXPENSES:								
Property operating and maintenance		47,245		42,949		178,947		169,078
Real estate taxes and insurance		40,264		34,371		150,888		133,912
Property management		8,703		7,280		32,721		28,465
Other operating expenses		2,800		3,952		13,932		12,100
Real estate depreciation and amortization		143,464		106,469		501,257		429,006
General and administrative		14,531		10,955		51,533		46,983
Casualty-related charges/(recoveries), net		1,316		(243)		474		2,121
Other depreciation and amortization		1,713		1,616		6,666		6,673
Total operating expenses		260,036		207,349		936,418		828,338
Gain/(loss) on sale of real estate owned		-		65,897		5,282		136,197
Operating income		44,782		126,215		221,057		354,718
Income/(loss) from unconsolidated entities [3] [4]		118,486		36		137,873		(5,055)
Interest expense		(37,124)		(35,334)		(141,323)		(130,869)
Cost associated with debt extinguishment and other		(23,311)		(2,892)		(29,594)		(3,299)
Total interest expense		(60,435)		(38,226)		(170,917)		(134,168)
Interest income and other income/(expense), net [5]		2,406		1,660		15,404		6,735
Income/(loss) before income taxes		105,239		89,685		203,417		222,230
Tax (provision)/benefit, net [3] [5]		(2)		(70)		(3,838)		(688)
Net Income/(loss)		105,237		89,615		199,579		221,542
Net (income)/loss attributable to redeemable noncontrolling interests in the OP and DownREIT Partnership [6]		(7,235)		(7,396)		(14,426)		(18,215)
Net (income)/loss attributable to noncontrolling interests		(43)		(80)		(188)		(221)
Net income/(loss) attributable to UDR, Inc.		97,959		82,139		184,965		203,106
Distributions to preferred stockholders - Series E (Convertible)		(1,031)		(971)		(4,104)		(3,868)
Net income/(loss) attributable to common stockholders	$	96,928	$	81,168	$	180,861	$	199,238
Income/(loss) per weighted average common share - basic:		$0.33		$0.30		$0.63		$0.74
Income/(loss) per weighted average common share - diluted:		$0.33		$0.30		$0.63		$0.74
Common distributions declared per share		$0.3425		$0.3225		$1.37		$1.29
Weighted average number of common shares outstanding - basic		293,107		270,107		285,247		268,179
Weighted average number of common shares outstanding - diluted		294,073		270,755		286,015		269,483

(1) See Attachment 16 for definitions and other terms.

(2) During the twelve months ended December 31, 2019, UDR earned a development success fee of approximately $3.8 million as a result of meeting specific return thresholds.

(3) During the twelve months ended December 31, 2019, UDR recorded net unrealized gains on unconsolidated technology investments, net of tax, of approximately $3.3 million. The estimated tax provision on the net unrealized gains for the twelve months ended December 31, 2019, was approximately $1.3 million.

(4) In August 2019, UDR announced that it had entered into an agreement with MetLife to acquire the approximately 50% ownership interest not previously owned in 10 UDR/MetLife operating communities with 3,327 homes, one development community and four land parcels valued at $1.1 billion, or $564 million at UDR's share, and to sell its approximately 50% ownership interest in five UDR/MetLife operating communities with 1,001 homes, valued at $646 million, or $323 million at UDR's share, to MetLife. The transaction closed during the fourth quarter of 2019. UDR recognized gains of $114.9 million on the disposition of the five UDR/MetLife JV operating communities.

(5) During the twelve months ended December 31, 2019, UDR earned a promoted interest of $8.5 million on the payment of a promissory note receivable from a multifamily technology company. The estimated tax provision on the payment was approximately $2.0 million.

(6) Due to the quarterly calculation of noncontrolling interests, the sum of the quarterly amounts will not equal the annual totals.



Attachment 2

UDR, Inc.
Funds From Operations
(Unaudited) [1]

In thousands, except per share and unit amounts	Three Months Ended December 31, 2019	Three Months Ended December 31, 2018	Twelve Months Ended December 31, 2019	Twelve Months Ended December 31, 2018
Net income/(loss) attributable to common stockholders	$ 96,928	$ 81,168	$ 180,861	$ 199,238
Real estate depreciation and amortization	143,464	106,469	501,257	429,006
Noncontrolling interests	7,278	7,476	14,614	18,436
Real estate depreciation and amortization on unconsolidated joint ventures	12,454	16,040	57,954	61,871
Cumulative effect of change in accounting principle	-	-	-	(2,100)
Net gain on the sale of unconsolidated depreciable property [2]	(114,897)	-	(125,407)	-
Net gain on the sale of depreciable real estate owned	-	(65,897)	-	(136,197)
Funds from operations ("FFO") attributable to common stockholders and unitholders, basic	$ 145,227	$ 145,256	$ 629,279	$ 570,254
Distributions to preferred stockholders - Series E (Convertible) [3]	1,031	971	4,104	3,868
FFO attributable to common stockholders and unitholders, diluted	$ 146,258	$ 146,227	$ 633,383	$ 574,122
FFO per weighted average common share and unit, basic	$ 0.46	$ 0.49	$ 2.04	$ 1.95
FFO per weighted average common share and unit, diluted	$ 0.46	$ 0.49	$ 2.03	$ 1.93
Weighted average number of common shares and OP/DownREIT Units outstanding - basic	315,004	294,661	308,020	292,727
Weighted average number of common shares, OP/DownREIT Units, and common stock equivalents outstanding - diluted	318,981	298,321	311,799	297,042
Impact of adjustments to FFO:				
Cost associated with debt extinguishment and other	$ 23,311	$ 2,994	$ 29,594	$ 3,476
Promoted interest on settlement of note receivable, net of tax [2]	-	-	(6,482)	-
Legal and other costs [4]	-	434	3,660	1,622
Net gain on the sale of non-depreciable real estate owned	-	-	(5,282)	-
Unrealized (gain)/loss on unconsolidated investments, net of tax [2]	73	-	(3,300)	-
Joint venture development success fee [2]	-	-	(3,750)	-
Severance costs and other restructuring expense	116	114	390	114
Casualty-related charges/(recoveries), net	1,463	(191)	636	2,364
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net	50	-	(374)	-
	$ 25,013	$ 3,351	$ 15,092	$ 7,576
FFO as Adjusted attributable to common stockholders and unitholders, diluted	$ 171,271	$ 149,578	$ 648,475	$ 581,698
FFO as Adjusted per weighted average common share and unit, diluted	$ 0.54	$ 0.50	$ 2.08	$ 1.96
Recurring capital expenditures	(18,101)	(12,516)	(51,246)	(46,915)
AFFO attributable to common stockholders and unitholders, diluted	$ 153,170	$ 137,062	$ 597,229	$ 534,783
AFFO per weighted average common share and unit, diluted	$ 0.48	$ 0.46	$ 1.92	$ 1.80

(1) See Attachment 16 for definitions and other terms.
(2) See footnotes 2, 3, 4 and 5 on Attachment 1.
(3) Series E preferred shares are dilutive for purposes of calculating FFO per share for the three and twelve months ended December 31, 2019 and December 31, 2018. Consequently, distributions to Series E preferred stockholders are added to FFO and the weighted average number of shares are included in the denominator when calculating FFO per common share and unit, diluted.
(4) During 1Q19, UDR adopted ASU No. 2016-02, *Leases (codified as ASC 842)* , which changed how UDR recognizes costs incurred to obtain resident and retail leases. Prior to adoption, UDR deferred and amortized over the lease term certain direct leasing costs. Under the updated standard, only those direct costs that are incremental to the arrangement may be deferred and any direct costs to negotiate or arrange a lease that would have been incurred regardless of whether the lease was obtained ("non-incremental costs") shall be expensed as incurred. The standard also provided a practical expedient whereby an entity need not reassess direct costs for any pre-existing leases upon adoption. As such, the adoption of the standard resulted in UDR expensing any new non-incremental costs as incurred and continuing to amortize the pre-existing non-incremental costs deferred upon adoption over the remaining lease terms. The impact for the twelve months ended December 31, 2019 for the amortization expense related to the pre-existing non-incremental costs was $1.1 million, which is backed out for FFO as Adjusted in Legal and other costs.



Attachment 3

UDR, Inc.
Consolidated Balance Sheets
(Unaudited) [(1)]

In thousands, except share and per share amounts		December 31, 2019		December 31, 2018
ASSETS				
Real estate owned:				
Real estate held for investment	$	12,532,324	$	10,196,159
Less: accumulated depreciation		(4,131,330)		(3,654,160)
Real estate held for investment, net		8,400,994		6,541,999
Real estate under development				
(net of accumulated depreciation of $23 and $0)		69,754		-
Total real estate owned, net of accumulated depreciation		8,470,748		6,541,999
Cash and cash equivalents		8,106		185,216
Restricted cash		25,185		23,675
Notes receivable, net		153,650		42,259
Investment in and advances to unconsolidated joint ventures, net		588,262		780,869
Operating lease right-of-use assets [(2)]		204,225		-
Other assets		186,296		137,710
Total assets	$	9,636,472	$	7,711,728
LIABILITIES AND EQUITY				
Liabilities:				
Secured debt	$	1,149,441	$	601,227
Unsecured debt		3,558,083		2,946,560
Operating lease liabilities [(2)]		198,558		-
Real estate taxes payable		29,445		20,608
Accrued interest payable		45,199		38,747
Security deposits and prepaid rent		48,353		35,060
Distributions payable		109,382		97,666
Accounts payable, accrued expenses, and other liabilities		90,032		76,343
Total liabilities		5,228,493		3,816,211
Redeemable noncontrolling interests in the OP and DownREIT Partnership		1,018,665		972,740
Equity:				
Preferred stock, no par value; 50,000,000 shares authorized				
2,780,994 shares of 8.00% Series E Cumulative Convertible issued				
and outstanding (2,780,994 shares at December 31, 2018)		46,200		46,200
14,691,274 shares of Series F outstanding (15,802,393 shares				
at December 31, 2018)		1		1
Common stock, $0.01 par value; 350,000,000 shares authorized				
294,588,305 shares issued and outstanding (275,545,900 shares at December 31, 2018)		2,946		2,755
Additional paid-in capital		5,781,975		4,920,732
Distributions in excess of net income		(2,462,132)		(2,063,996)
Accumulated other comprehensive income/(loss), net		(10,448)		(67)
Total stockholders' equity		3,358,542		2,905,625
Noncontrolling interests		30,772		17,152
Total equity		3,389,314		2,922,777
Total liabilities and equity	$	9,636,472	$	7,711,728

(1) See Attachment 16 for definitions and other terms.

(2) During 1Q19, UDR adopted ASU No. 2016-02, *Leases (codified as ASC 842)* . The updated standard required lessees to recognize a lease liability and a right-of-use asset for all leases on their balance sheets (with certain exceptions provided by the standard). The standard also provided a transition option that permitted entities to not recast the comparative periods presented when transitioning to the standard. Given that UDR elected the transition option, there are no comparable balances as of December 31, 2018.



Attachment 4(A)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Common Stock and Equivalents	December 31, 2019	December 31, 2018
Common shares	294,340,740	275,239,072
Restricted shares	247,565	306,828
Total common shares	294,588,305	275,545,900
Restricted unit and common stock equivalents	766,926	385,088
Operating and DownREIT Partnership units	20,061,283	22,800,064
Class A Limited Partnership units	1,751,671	1,751,671
Series E cumulative convertible preferred shares [2]	3,010,843	3,010,843
Total common shares, OP/DownREIT units, and common stock equivalents	320,179,028	303,493,566

Weighted Average Number of Shares Outstanding	4Q 2019	4Q 2018
Weighted average number of common shares and OP/DownREIT units outstanding - basic	315,004,063	294,661,459
Weighted average number of OP/DownREIT units outstanding	(21,897,139)	(24,554,659)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	293,106,924	270,106,800
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	318,981,352	298,321,008
Weighted average number of OP/DownREIT units outstanding	(21,897,139)	(24,554,659)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(3,010,843)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	294,073,370	270,755,506

	Year-to-Date 2019	Year-to-Date 2018
Weighted average number of common shares and OP/DownREIT units outstanding - basic	308,020,556	292,726,882
Weighted average number of OP/DownREIT units outstanding	(22,773,160)	(24,548,337)
Weighted average number of common shares outstanding - basic per the Consolidated Statements of Operations	285,247,396	268,178,545
Weighted average number of common shares, OP/DownREIT units, and common stock equivalents outstanding - diluted	311,798,958	297,042,413
Weighted average number of OP/DownREIT units outstanding	(22,773,160)	(24,548,337)
Weighted average number of Series E cumulative convertible preferred shares outstanding [3]	(3,010,843)	(3,010,843)
Weighted average number of common shares outstanding - diluted per the Consolidated Statements of Operations	286,014,955	269,483,233

(1) See Attachment 16 for definitions and other terms.
(2) At December 31, 2019 and December 31, 2018 there were 2,780,994 of Series E cumulative convertible preferred shares outstanding, which is equivalent to 3,010,843 shares of common stock if converted (after adjusting for the special dividend paid in 2008).
(3) Series E cumulative convertible preferred shares are anti-dilutive for purposes of calculating Income/(loss) per weighted average common share for the three and twelve months ended December 31, 2019 and December 31, 2018.



Attachment 4(B)

UDR, Inc.
Selected Financial Information
(Unaudited) [1]

Debt Structure, In thousands		Balance	% of Total	Weighted Average Interest Rate	Weighted Average Years to Maturity [2]
Secured	Fixed	$ 1,089,459	23.2%	3.85%	5.6
	Floating	27,000	0.6%	1.79%	12.2
	Combined	1,116,459	23.8%	3.80%	5.7
Unsecured	Fixed	3,230,644 [3]	68.8%	3.39%	8.3
	Floating	351,583	7.4%	2.08%	0.5
	Combined	3,582,227	76.2%	3.27%	7.5
Total Debt	Fixed	4,320,103	92.0%	3.51%	7.6
	Floating	378,583	8.0%	2.06%	1.3
	Combined	4,698,686	100.0%	3.39%	7.1
	Total Non-Cash Adjustments [4]	8,838			
	Total per Balance Sheet	$ 4,707,524		3.43%	

Debt Maturities, In thousands

	Secured Debt [5]	Unsecured Debt [5]	Revolving Credit Facilities & Comm. Paper [2] [6] [7]	Balance	% of Total	Weighted Average Interest Rate
2020	$ 110,645	$ -	$ 300,000	$ 410,645	8.7%	2.60%
2021	3,797	-	16,583	20,380	0.4%	2.81%
2022	3,945	-	-	3,945	0.1%	3.79%
2023	310,873	350,000	-	660,873	14.1%	3.19%
2024	95,280	315,644	-	410,924	8.7%	3.77%
2025	173,189	300,000	-	473,189	10.1%	4.22%
2026	51,070	300,000	-	351,070	7.5%	3.00%
2027	1,111	300,000	-	301,111	6.4%	3.50%
2028	122,465	300,000	-	422,465	9.0%	3.67%
2029	144,584	300,000	-	444,584	9.5%	3.89%
Thereafter	99,500	1,100,000	-	1,199,500	25.5%	3.14%
	1,116,459	3,265,644	316,583	4,698,686	100.0%	3.39%
Total Non-Cash Adjustments [4]	32,982	(24,144)	-	8,838		
Total per Balance Sheet	$ 1,149,441	$ 3,241,500	$ 316,583	$ 4,707,524		3.43%

(1) See Attachment 16 for definitions and other terms.

(2) The 2020 maturity reflects the $300.0 million of principal outstanding at an interest rate of 1.99%, an equivalent of LIBOR plus a spread of 23 basis points, on the Company's unsecured commercial paper program as of December 31, 2019. Under the terms of the program the Company may issue up to a maximum aggregate amount outstanding of $500.0 million. If the commercial paper was refinanced using the line of credit, the weighted average years to maturity would be 7.3 years without extensions and 7.4 years with extensions.

(3) Includes $315.0 million of floating rate debt that has been fixed using interest rate swaps at a weighted average all-in rate of 2.55% until January 2021.

(4) Includes the unamortized balance of fair market value adjustments, premiums/discounts and deferred financing costs.

(5) Includes principal amortization, as applicable.

(6) There were no borrowings outstanding on our $1.1 billion line of credit at December 31, 2019. The facility has a maturity date of January 2023, plus two six-month extension options and carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.

(7) There was $16.6 million outstanding on our $75.0 million working capital credit facility at December 31, 2019. The facility has a maturity date of January 2021. The working capital credit facility carries an interest rate equal to LIBOR plus a spread of 82.5 basis points.



Attachment 4(C)

UDR, Inc.
Selected Financial Information
(Dollars in Thousands)
(Unaudited) [1]

Coverage Ratios		Quarter Ended December 31, 2019
Net income/(loss)	$	105,237
Adjustments:		
Interest expense, including costs associated with debt extinguishment		60,435
Real estate depreciation and amortization		143,464
Other depreciation and amortization		1,713
Tax provision/(benefit), net		2
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		(94,459)
EBITDAre	$	216,392
Casualty-related charges/(recoveries), net		1,463
Casualty-related charges/(recoveries) on unconsolidated joint ventures, net		50
Unrealized (gain)/loss on unconsolidated investments		73
Severance costs and other restructuring expense		116
(Income)/loss from unconsolidated entities		(118,486)
Adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures		94,459
Management fee expense on unconsolidated joint ventures		(958)
Consolidated EBITDAre - adjusted for non-recurring items	$	193,109
Annualized consolidated EBITDAre - adjusted for non-recurring items	$	772,436
Interest expense, including costs associated with debt extinguishment		60,435
Capitalized interest expense		1,388
Total interest	$	61,823
Cost associated with debt extinguishment		(23,311)
Total interest - adjusted for non-recurring items	$	38,512
Preferred dividends	$	1,031
Total debt	$	4,707,524
Cash		(8,106)
Net debt	$	4,699,418
Consolidated Interest Coverage Ratio - adjusted for non-recurring items		**5.0x**
Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items		**4.9x**
Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items		**6.1x**

Debt Covenant Overview

Unsecured Line of Credit Covenants [2]	Required	Actual	Compliance
Maximum Leverage Ratio	≤60.0%	33.0% [2]	Yes
Minimum Fixed Charge Coverage Ratio	≥1.5x	4.2x	Yes
Maximum Secured Debt Ratio	≤40.0%	10.9%	Yes
Minimum Unencumbered Pool Leverage Ratio	≥150.0%	353.8%	Yes

Senior Unsecured Note Covenants [3]	Required	Actual	Compliance
Debt as a percentage of Total Assets	≤65.0%	34.3% [3]	Yes
Consolidated Income Available for Debt Service to Annual Service Charge	≥1.5x	5.3x	Yes
Secured Debt as a percentage of Total Assets	≤40.0%	8.4%	Yes
Total Unencumbered Assets to Unsecured Debt	≥150.0%	310.2%	Yes

Securities Ratings	Debt	Outlook	Commercial Paper
Moody's Investors Service	Baa1	Stable	P-2
S&P Global Ratings	BBB+	Stable	A-2

Asset Summary	Number of Homes	4Q 2019 NOI [1] ($000s)	% of NOI	Gross Carrying Value ($000s)	% of Total Gross Carrying Value
Unencumbered assets	38,947	$ 188,374	87.5%	$ 10,483,210	83.2%
Encumbered assets	8,063	26,862	12.5%	2,118,891	16.8%
	47,010	$ 215,236	100.0%	$ 12,602,101	100.0%

(1) See Attachment 16 for definitions and other terms.
(2) As defined in our credit agreement dated September 27, 2018.
(3) As defined in our indenture dated November 1, 1995 as amended, supplemented or modified from time to time.



Attachment 5

UDR, Inc.
Operating Information
(Unaudited) [1]

Dollars in thousands	Total Homes	Quarter Ended December 31, 2019	Quarter Ended September 30, 2019	Quarter Ended June 30, 2019	Quarter Ended March 31, 2019	Quarter Ended December 31, 2018
Revenues						
Same-Store Communities	38,177	$ 244,118	$ 244,860	$ 242,222	$ 239,004	$ 236,291
Stabilized, Non-Mature Communities	4,853	35,784	29,621	22,010	16,114	10,032
Acquired Communities	3,327	8,345	-	-	-	-
Redevelopment Communities	653	7,703	6,979	7,487	7,883	8,081
Development Communities	-	-	-	-	-	-
Non-Residential / Other [2]	-	6,795	7,548	6,120	4,259	6,626
Total	47,010	$ 302,745	$ 289,008	$ 277,839	$ 267,260	$ 261,030
Expenses						
Same-Store Communities		$ 68,105	$ 70,698	$ 67,266	$ 68,071	$ 67,239
Stabilized, Non-Mature Communities		10,240	8,890	6,357	4,658	3,186
Acquired Communities		2,515	-	-	-	-
Redevelopment Communities		3,085	3,170	2,575	2,651	2,570
Development Communities		6	2	-	-	-
Non-Residential / Other [2]		3,558	2,599	2,530	2,859	2,930
Total [3]		$ 87,509	$ 85,359	$ 78,728	$ 78,239	$ 75,925
Net Operating Income						
Same-Store Communities		$ 176,013	$ 174,162	$ 174,956	$ 170,933	$ 169,052
Stabilized, Non-Mature Communities		25,544	20,731	15,653	11,456	6,846
Acquired Communities		5,830	-	-	-	-
Redevelopment Communities		4,618	3,809	4,912	5,232	5,511
Development Communities		(6)	(2)	-	-	-
Non-Residential / Other [2]		3,237	4,949	3,590	1,400	3,696
Total		$ 215,236	$ 203,649	$ 199,111	$ 189,021	$ 185,105
Operating Margin						
Same-Store Communities		72.1%	71.1%	72.2%	71.5%	71.5%
Weighted Average Physical Occupancy						
Same-Store Communities		96.9%	96.9%	96.9%	96.8%	96.8%
Stabilized, Non-Mature Communities		96.0%	94.2%	91.1%	89.8%	82.7%
Acquired Communities		95.5%	-	-	-	-
Redevelopment Communities		93.2%	89.9%	93.1%	96.6%	97.4%
Development Communities		-	-	-	-	-
Other [4]		-	-	-	-	-
Total		96.6%	96.5%	96.4%	96.5%	96.4%
Sold and Held for Disposition Communities						
Revenues	-	$ -	$ -	$ 624	$ 662	$ 3,702
Expenses [3]		-	-	-	-	1,395
Net Operating Income/(Loss)		$ -	$ -	$ 624	$ 662	$ 2,307
Total	47,010	$ 215,236	$ 203,649	$ 199,735	$ 189,683	$ 187,412

(1) See Attachment 16 for definitions and other terms.
(2) Primarily non-residential revenue and expense and straight-line adjustment for concessions.
(3) The summation of Total expenses and Sold and Held for Disposition Communities expenses above agrees to the summation of property operating and maintenance and real estate taxes and insurance expenses on Attachment 1.
(4) Includes occupancy of Sold and Held for Disposition Communities.



Attachment 6

UDR, Inc.
Same-Store Operating Expense Information
(Dollars in Thousands)
(Unaudited) [1]

Year-Over-Year Comparison	% of 4Q 2019 SS Operating Expenses	4Q 2019	4Q 2018	% Change
Personnel	19.5%	$ 13,294	$ 14,691	-9.5%
Utilities	13.6%	9,239	8,986	2.8%
Repair and maintenance	14.4%	9,779	8,706	12.3%
Administrative and marketing	6.9%	4,687	4,851	-3.4%
Controllable expenses	54.4%	36,999	37,234	-0.6%
Real estate taxes [2]	41.5%	$ 28,282	$ 27,167	4.1%
Insurance	4.1%	2,824	2,838	-0.5%
Same-Store operating expenses [2]	100.0%	$ 68,105	$ 67,239	1.3%
Same-Store Homes	38,177			

Sequential Comparison	% of 4Q 2019 SS Operating Expenses	4Q 2019	3Q 2019	% Change
Personnel	19.5%	$ 13,294	$ 13,848	-4.0%
Utilities	13.6%	9,239	9,721	-5.0%
Repair and maintenance	14.4%	9,779	10,519	-7.0%
Administrative and marketing	6.9%	4,687	5,261	-10.9%
Controllable expenses	54.4%	36,999	39,349	-6.0%
Real estate taxes [2]	41.5%	$ 28,282	$ 28,688	-1.4%
Insurance	4.1%	2,824	2,661	6.1%
Same-Store operating expenses [2]	100.0%	$ 68,105	$ 70,698	-3.7%
Same-Store Homes	38,177			

Year-to-Date Comparison	% of YTD 2019 SS Operating Expenses	YTD 2019	YTD 2018	% Change
Personnel	20.0%	$ 54,482	$ 59,383	-8.3%
Utilities	13.8%	37,468	36,845	1.7%
Repair and maintenance	14.1%	38,204	33,117	15.4%
Administrative and marketing	6.8%	18,462	17,917	3.0%
Controllable expenses	54.7%	148,616	147,262	0.9%
Real estate taxes [2]	41.3%	$ 112,359	$ 107,552	4.5%
Insurance	4.0%	10,851	10,273	5.6%
Same-Store operating expenses [2]	100.0%	$ 271,826	$ 265,087	2.5%
Same-Store Homes	37,959			

(1) See Attachment 16 for definitions and other terms.

(2) The year-over-year, sequential and year-to-date comparisons presented above include $280 thousand, $0 and $692 thousand, respectively, of higher New York real estate taxes due to 421g exemption and abatement reductions.



Attachment 7(A)

UDR, Inc.
Apartment Home Breakout
Portfolio Overview as of Quarter Ended
December 31, 2019
(Unaudited) [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV) [4] |
		Stabilized [2]	Non-Stabil. / Other [3]			
West Region						
Orange County, CA	4,434	902	-	5,336	381	5,717
San Francisco, CA	2,751	-	-	2,751	602	3,353
Seattle, WA	2,837	155	-	2,992	-	2,992
Los Angeles, CA	1,225	-	-	1,225	633	1,858
Monterey Peninsula, CA	1,565	-	-	1,565	-	1,565
Other Southern CA	654	-	163	817	264	1,081
Portland, OR	476	-	-	476	-	476
	13,942	**1,057**	**163**	**15,162**	**1,880**	**17,042**
Mid-Atlantic Region						
Metropolitan DC	7,799	292	214	8,305	-	8,305
Richmond, VA	1,358	-	-	1,358	-	1,358
Baltimore, MD	720	498	379	1,597	-	1,597
	9,877	**790**	**593**	**11,260**	**-**	**11,260**
Southeast Region						
Orlando, FL	2,500	-	-	2,500	-	2,500
Nashville, TN	2,260	-	-	2,260	-	2,260
Tampa, FL	2,287	621	-	2,908	-	2,908
Other Florida	636	-	-	636	-	636
	7,683	**621**	**-**	**8,304**	**-**	**8,304**
Northeast Region						
New York, NY	1,452	373	493	2,318	710	3,028
Boston, MA	1,388	1,699	1,212	4,299	250	4,549
Philadelphia, PA	-	313	-	313	290	603
	2,840	**2,385**	**1,705**	**6,930**	**1,250**	**8,180**
Southwest Region						
Dallas, TX	2,345	-	1,519	3,864	-	3,864
Austin, TX	1,272	-	-	1,272	-	1,272
Denver, CO	218	-	-	218	-	218
	3,835	**-**	**1,519**	**5,354**	**-**	**5,354**
Totals	**38,177**	**4,853**	**3,980**	**47,010**	**3,130**	**50,140**
Communities [5]	**123**	**13**	**12**	**148**	**14**	**162**

	Homes	Communities
Developer Capital Program - West Coast Development JV [6]	276	1
Total completed homes	**50,416**	**163**
Under Development [7]	878	3
Joint Venture Under Development [7]	-	-
Total Quarter-end homes and communities	**51,294**	**166**

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint venture operating homes at 100 percent. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.

(5) Represents communities where 100 percent of all development homes have been completed.

(6) Represents Developer Capital Program - West Coast Development JV homes at 100 percent. Excludes 2,341 homes that are part of the Developer Capital Program - Other. See Attachment 12(B) for UDR's Developer Capital Program details.

(7) See Attachments 9 and 12(A) for UDR's developments and ownership interests.



Attachment 7(B)

UDR, Inc.
Non-Mature Home Summary
Portfolio Overview as of Quarter Ended
December 31, 2019
(Unaudited) (1)

Non-Mature Home Breakout - By Date (quarter indicates anticipated date of QTD Same-Store inclusion)

Community	Category	# of Homes	Location	Same-Store Date
MetLife Portfolio Acquisition - 10 Operating Communities (2)	Acquired	3,327	Various	1Q20
1301 Thomas Circle	Stabilized, Non-Mature	292	Metropolitan DC	1Q20
Parallel	Stabilized, Non-Mature	386	Orange County, CA	2Q20
CityLine II	Stabilized, Non-Mature	155	Seattle, WA	2Q20
Leonard Pointe	Stabilized, Non-Mature	188	New York, NY	2Q20
Peridot Palms	Stabilized, Non-Mature	381	Tampa, FL	2Q20
The Residences at Pacific City	Stabilized, Non-Mature	516	Orange County, CA	3Q20
345 Harrison Street	Stabilized, Non-Mature	585	Boston, MA	3Q20
The Preserve at Gateway	Stabilized, Non-Mature	240	Tampa, FL	3Q20
Currents on the Charles	Stabilized, Non-Mature	200	Boston, MA	3Q20
Rodgers Forge	Stabilized, Non-Mature	498	Baltimore, MD	4Q20
The Commons at Windsor Gardens	Stabilized, Non-Mature	914	Boston, MA	4Q20
One William	Stabilized, Non-Mature	185	New York, NY	4Q20
Park Square	Stabilized, Non-Mature	313	Philadelphia, PA	1Q21
10 Hanover Square	Redevelopment	493	New York, NY	2Q22
Garrison Square	Redevelopment	160	Boston, MA	2Q22
Total		**8,833**		

Summary of Non-Mature Home Activity

	Market	Stabilized, Non-Mature	Acquired	Redevelopment	Development	Total
Non-Mature Homes at September 30, 2019		3,149	1,704	653	-	5,506
Park Square	Philadelphia, PA	313	(313)	-	-	-
The Commons at Windsor Gardens	Boston, MA	914	(914)	-	-	-
One William	New York, NY	185	(185)	-	-	-
1301 Thomas Circle	Metropolitan DC	292	(292)	-	-	-
MetLife Portfolio Acquisition - 10 Operating Communities (2)	Various	-	3,327	-	-	3,327
Non-Mature Homes at December 31, 2019		**4,853**	**3,327**	**653**	**-**	**8,833**

(1) See Attachment 16 for definitions and other terms.
(2) See footnote 4 on Attachment 1.



Attachment 7(C)

UDR, Inc.
Total Revenue Per Occupied Home Summary
Portfolio Overview as of Quarter Ended
December 31, 2019
(Unaudited) [1]

| | Total Same-Store Homes | Non-Mature Homes | | Total Consolidated Homes | Unconsolidated Joint Venture Operating Homes [4] | Total Homes (incl. JV at share) [4] |
		Stabilized [2]	Non-Stabilized [3]			
West Region						
Orange County, CA	$ 2,360	$ 3,168	$ -	$ 2,496	$ 2,633	$ 2,501
San Francisco, CA	3,766	-	-	3,766	5,249	3,913
Seattle, WA	2,565	2,261	-	2,548	-	2,548
Los Angeles, CA	2,916	-	-	2,916	3,679	3,066
Monterey Peninsula, CA	1,931	-	-	1,931	-	1,931
Other Southern CA	2,057	-	3,444	2,325	2,463	2,344
Portland, OR	1,645	-	-	1,645	-	1,645
Mid-Atlantic Region						
Metropolitan DC	2,112	3,302	3,244	2,183	-	2,183
Richmond, VA	1,409	-	-	1,409	-	1,409
Baltimore, MD	1,724	1,357	1,740	1,616	-	1,616
Southeast Region						
Orlando, FL	1,416	-	-	1,416	-	1,416
Nashville, TN	1,344	-	-	1,344	-	1,344
Tampa, FL	1,448	1,758	-	1,515	-	1,515
Other Florida	1,635	-	-	1,635	-	1,635
Northeast Region						
New York, NY	4,567	3,208	3,939	4,217	4,848	4,301
Boston, MA	2,977	2,709	2,938	2,860	2,212	2,841
Philadelphia, PA	-	2,138	-	2,138	3,486	2,589
Southwest Region						
Dallas, TX	1,370	-	1,675	1,488	-	1,488
Austin, TX	1,530	-	-	1,530	-	1,530
Denver, CO	3,230	-	-	3,230	-	3,230
Weighted Average	$ 2,200	$ 2,560	$ 2,501	$ 2,262	$ 3,884	$ 2,314

(1) See Attachment 16 for definitions and other terms.

(2) Represents homes included in Stabilized, Non-Mature Communities category on Attachment 5.

(3) Represents homes included in Acquired, Development, Redevelopment and Non-Residential/Other Communities categories on Attachment 5. Excludes development homes not yet completed and Sold and Held for Disposition Communities.

(4) Represents joint ventures at UDR's ownership interests. Excludes joint venture held for disposition communities. See Attachment 12(A) for UDR's joint venture and partnership ownership interests.



Attachment 7(D)

UDR, Inc.
Net Operating Income Breakout By Market
December 31, 2019
(Dollars in Thousands)
(Unaudited) [1]



Percent of Total NOI by Region

West:	42.4%
Mid-Atlantic:	20.0%
Southeast:	10.7%
Northeast:	21.2%
Southwest:	5.7%

	Three Months Ended December 31, 2019			
	Same-Store	Non Same-Store [2]	UDR's Share of JVs [2][3]	Total
Net Operating Income	$ 176,013	$ 39,223	$ 12,145	$ 227,381
% of Net Operating Income	77.5%	17.2%	5.3%	100.0%

Three Months Ended December 31, 2019

	As a % of NOI	
Region	**Same-Store**	**Total**
West Region		
Orange County, CA	13.5%	13.5%
San Francisco, CA	12.9%	11.4%
Seattle, WA	8.9%	7.7%
Los Angeles, CA	4.4%	4.3%
Monterey Peninsula, CA	3.9%	3.0%
Other Southern CA	1.7%	1.8%
Portland, OR	1.0%	0.7%
	46.3%	**42.4%**
Mid-Atlantic Region		
Metropolitan DC	19.3%	16.3%
Richmond, VA	2.4%	1.8%
Baltimore, MD	1.4%	1.9%
	23.1%	**20.0%**

	As a % of NOI	
Region	**Same-Store**	**Total**
Southeast Region		
Orlando, FL	4.1%	3.2%
Nashville, TN	3.7%	2.9%
Tampa, FL	3.7%	3.7%
Other Florida	1.1%	0.9%
	12.6%	**10.7%**
Northeast Region		
New York, NY	6.8%	9.9%
Boston, MA	5.0%	10.2%
Philadelphia, PA	0.0%	1.1%
	11.8%	**21.2%**
Southwest Region		
Dallas, TX	3.4%	3.5%
Austin, TX	2.0%	1.5%
Denver, CO	0.8%	0.7%
	6.2%	**5.7%**
Total	**100.0%**	**100.0%**

(1) See Attachment 16 for definitions and other terms.
(2) Excludes results from Sold and Held for Disposition Communities.
(3) Includes UDR's share of joint venture and partnership NOI on Attachment 12(A) but excludes UDR's share of Developer Capital Program NOI on Attachment 12(B).



Attachment 8(A)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
December 31, 2019
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on 4Q 2019 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			4Q 19	4Q 18	Change	4Q 19	4Q 18	Change
West Region								
Orange County, CA	4,434	13.5%	96.8%	96.3%	0.5%	$ 2,360	$ 2,319	1.8%
San Francisco, CA	2,751	12.9%	96.3%	96.4%	-0.1%	3,766	3,588	5.0%
Seattle, WA	2,837	8.9%	96.6%	96.5%	0.1%	2,565	2,433	5.4%
Los Angeles, CA	1,225	4.4%	97.0%	97.0%	0.0%	2,916	2,845	2.5%
Monterey Peninsula, CA	1,565	3.9%	96.5%	95.7%	0.8%	1,931	1,832	5.4%
Other Southern CA	654	1.7%	96.9%	96.6%	0.3%	2,057	1,925	6.9%
Portland, OR	476	1.0%	96.2%	97.0%	-0.8%	1,645	1,588	3.6%
	13,942	**46.3%**	**96.6%**	**96.4%**	**0.2%**	**2,641**	**2,541**	**3.9%**
Mid-Atlantic Region								
Metropolitan DC	7,799	19.3%	97.4%	97.4%	0.0%	2,112	2,052	2.9%
Richmond, VA	1,358	2.4%	96.9%	97.6%	-0.7%	1,409	1,354	4.1%
Baltimore, MD	720	1.4%	97.2%	96.6%	0.6%	1,724	1,674	3.0%
	9,877	**23.1%**	**97.3%**	**97.3%**	**0.0%**	**1,988**	**1,930**	**3.0%**
Southeast Region								
Orlando, FL	2,500	4.1%	96.3%	96.3%	0.0%	1,416	1,369	3.4%
Nashville, TN	2,260	3.7%	97.9%	96.4%	1.5%	1,344	1,300	3.4%
Tampa, FL	2,287	3.7%	96.8%	96.7%	0.1%	1,448	1,419	2.0%
Other Florida	636	1.1%	96.1%	96.3%	-0.2%	1,635	1,614	1.3%
	7,683	**12.6%**	**96.9%**	**96.5%**	**0.4%**	**1,422**	**1,382**	**2.9%**
Northeast Region								
New York, NY	1,452	6.8%	98.1%	98.6%	-0.5%	4,567	4,493	1.6%
Boston, MA	1,388	5.0%	95.6%	96.7%	-1.1%	2,977	2,897	2.8%
	2,840	**11.8%**	**96.9%**	**97.7%**	**-0.8%**	**3,800**	**3,721**	**2.1%**
Southwest Region								
Dallas, TX	2,345	3.4%	97.2%	96.4%	0.8%	1,370	1,355	1.1%
Austin, TX	1,272	2.0%	96.9%	97.6%	-0.7%	1,530	1,473	3.9%
Denver, CO	218	0.8%	92.3%	92.0%	0.3%	3,230	2,953	9.4%
	3,835	**6.2%**	**96.8%**	**96.4%**	**0.4%**	**1,524**	**1,483**	**2.7%**
Total/Weighted Avg.	**38,177**	**100.0%**	**96.9%**	**96.8%**	**0.1%**	**$ 2,200**	**$ 2,132**	**3.2%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(B)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Prior Year Quarter
December 31, 2019
(Unaudited) [(1)]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		4Q 19	4Q 18	Change	4Q 19	4Q 18	Change	4Q 19	4Q 18	Change
West Region										
Orange County, CA	4,434	$ 30,387	$ 29,712	2.3%	$ 6,664	$ 6,785	-1.8%	$ 23,723	$ 22,927	3.5%
San Francisco, CA	2,751	29,933	28,549	4.8%	7,272	7,186	1.2%	22,661	21,363	6.1%
Seattle, WA	2,837	21,085	19,981	5.5%	5,352	5,411	-1.1%	15,733	14,570	8.0%
Los Angeles, CA	1,225	10,394	10,140	2.5%	2,615	2,615	0.0%	7,779	7,525	3.4%
Monterey Peninsula, CA	1,565	8,750	8,233	6.3%	1,817	1,800	1.0%	6,933	6,433	7.8%
Other Southern CA	654	3,910	3,648	7.2%	995	915	8.7%	2,915	2,733	6.7%
Portland, OR	476	2,260	2,199	2.8%	556	574	-3.2%	1,704	1,625	4.9%
	13,942	106,719	102,462	4.2%	25,271	25,286	-0.1%	81,448	77,176	5.5%
Mid-Atlantic Region										
Metropolitan DC	7,799	48,121	46,761	2.9%	14,085	14,015	0.5%	34,036	32,746	3.9%
Richmond, VA	1,358	5,562	5,385	3.3%	1,382	1,350	2.4%	4,180	4,035	3.6%
Baltimore, MD	720	3,620	3,493	3.7%	1,246	1,069	16.5%	2,374	2,424	-2.0%
	9,877	57,303	55,639	3.0%	16,713	16,434	1.7%	40,590	39,205	3.5%
Southeast Region										
Orlando, FL	2,500	10,225	9,885	3.4%	3,013	2,860	5.3%	7,212	7,025	2.7%
Nashville, TN	2,260	8,919	8,494	5.0%	2,339	2,338	0.1%	6,580	6,156	6.9%
Tampa, FL	2,287	9,616	9,417	2.1%	3,207	3,140	2.1%	6,409	6,277	2.1%
Other Florida	636	2,998	2,966	1.1%	1,033	1,010	2.2%	1,965	1,956	0.5%
	7,683	31,758	30,762	3.2%	9,592	9,348	2.6%	22,166	21,414	3.5%
Northeast Region										
New York, NY	1,452	19,514	19,297	1.1%	7,546	6,750	11.8%	11,968	12,547	-4.6%
Boston, MA	1,388	11,851	11,667	1.6%	2,999	2,866	4.6%	8,852	8,801	0.6%
	2,840	31,365	30,964	1.3%	10,545	9,616	9.7%	20,820	21,348	-2.5%
Southwest Region										
Dallas, TX	2,345	9,365	9,189	1.9%	3,302	3,679	-10.2%	6,063	5,510	10.0%
Austin, TX	1,272	5,658	5,490	3.1%	2,127	2,254	-5.6%	3,531	3,236	9.1%
Denver, CO	218	1,950	1,785	9.3%	555	622	-10.7%	1,395	1,163	19.9%
	3,835	16,973	16,464	3.1%	5,984	6,555	-8.7%	10,989	9,909	10.9%
Total	38,177	$ 244,118	$ 236,291	3.3%	$ 68,105	$ 67,239	1.3%	$ 176,013	$ 169,052	4.1%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(C)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
December 31, 2019
(Unaudited) [1]

	Total Same-Store Homes	Same-Store					
		Physical Occupancy			Total Revenue per Occupied Home		
		4Q 19	3Q 19	Change	4Q 19	3Q 19	Change
West Region							
Orange County, CA	4,434	96.8%	96.5%	0.3%	$ 2,360	$ 2,361	0.0%
San Francisco, CA	2,751	96.3%	96.6%	-0.3%	3,766	3,814	-1.3%
Seattle, WA	2,837	96.6%	96.7%	-0.1%	2,565	2,591	-1.0%
Los Angeles, CA	1,225	97.0%	96.6%	0.4%	2,916	2,928	-0.4%
Monterey Peninsula, CA	1,565	96.5%	96.7%	-0.2%	1,931	1,914	0.9%
Other Southern CA	654	96.9%	96.5%	0.4%	2,057	2,014	2.1%
Portland, OR	476	96.2%	97.1%	-0.9%	1,645	1,623	1.4%
	13,942	**96.6%**	**96.6%**	**0.0%**	**2,641**	**2,653**	**-0.5%**
Mid-Atlantic Region							
Metropolitan DC	7,799	97.4%	97.2%	0.2%	2,112	2,110	0.1%
Richmond, VA	1,358	96.9%	97.3%	-0.4%	1,409	1,406	0.2%
Baltimore, MD	720	97.2%	96.8%	0.4%	1,724	1,742	-1.0%
	9,877	**97.3%**	**97.2%**	**0.1%**	**1,988**	**1,986**	**0.1%**
Southeast Region							
Orlando, FL	2,500	96.3%	96.6%	-0.3%	1,416	1,414	0.1%
Nashville, TN	2,260	97.9%	97.8%	0.1%	1,344	1,354	-0.7%
Tampa, FL	2,287	96.8%	96.9%	-0.1%	1,448	1,458	-0.7%
Other Florida	636	96.1%	96.2%	-0.1%	1,635	1,668	-2.0%
	7,683	**96.9%**	**97.0%**	**-0.1%**	**1,422**	**1,430**	**-0.6%**
Northeast Region							
New York, NY	1,452	98.1%	97.7%	0.4%	4,567	4,608	-0.9%
Boston, MA	1,388	95.6%	96.4%	-0.8%	2,977	2,966	0.4%
	2,840	**96.9%**	**97.1%**	**-0.2%**	**3,800**	**3,811**	**-0.3%**
Southwest Region							
Dallas, TX	2,345	97.2%	96.8%	0.4%	1,370	1,355	1.1%
Austin, TX	1,272	96.9%	97.6%	-0.7%	1,530	1,547	-1.1%
Denver, CO	218	92.3%	94.2%	-1.9%	3,230	3,227	0.1%
	3,835	**96.8%**	**96.9%**	**-0.1%**	**1,524**	**1,523**	**0.1%**
Total/Weighted Avg.	**38,177**	**96.9%**	**96.9%**	**0.0%**	**$ 2,200**	**$ 2,206**	**-0.3%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(D)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Quarter vs. Last Quarter
December 31, 2019
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		4Q 19	3Q 19	Change	4Q 19	3Q 19	Change	4Q 19	3Q 19	Change
West Region										
Orange County, CA	4,434	$ 30,387	$ 30,307	0.3%	$ 6,664	$ 6,907	-3.5%	$ 23,723	$ 23,400	1.4%
San Francisco, CA	2,751	29,933	30,409	-1.6%	7,272	7,389	-1.6%	22,661	23,020	-1.6%
Seattle, WA	2,837	21,085	21,321	-1.1%	5,352	5,555	-3.7%	15,733	15,766	-0.2%
Los Angeles, CA	1,225	10,394	10,393	0.0%	2,615	2,725	-4.1%	7,779	7,668	1.5%
Monterey Peninsula, CA	1,565	8,750	8,691	0.7%	1,817	1,882	-3.4%	6,933	6,809	1.8%
Other Southern CA	654	3,910	3,814	2.5%	995	944	5.4%	2,915	2,870	1.6%
Portland, OR	476	2,260	2,250	0.5%	556	613	-9.2%	1,704	1,637	4.1%
	13,942	106,719	107,185	-0.4%	25,271	26,015	-2.9%	81,448	81,170	0.3%
Mid-Atlantic Region										
Metropolitan DC	7,799	48,121	47,986	0.3%	14,085	14,658	-3.9%	34,036	33,328	2.1%
Richmond, VA	1,358	5,562	5,573	-0.2%	1,382	1,408	-1.8%	4,180	4,165	0.4%
Baltimore, MD	720	3,620	3,643	-0.6%	1,246	1,286	-3.1%	2,374	2,357	0.7%
	9,877	57,303	57,202	0.2%	16,713	17,352	-3.7%	40,590	39,850	1.9%
Southeast Region										
Orlando, FL	2,500	10,225	10,244	-0.2%	3,013	3,100	-2.8%	7,212	7,144	1.0%
Nashville, TN	2,260	8,919	8,978	-0.7%	2,339	2,456	-4.8%	6,580	6,522	0.9%
Tampa, FL	2,287	9,616	9,695	-0.8%	3,207	3,228	-0.7%	6,409	6,467	-0.9%
Other Florida	636	2,998	3,061	-2.0%	1,033	1,061	-2.7%	1,965	2,000	-1.7%
	7,683	31,758	31,978	-0.7%	9,592	9,845	-2.6%	22,166	22,133	0.2%
Northeast Region										
New York, NY	1,452	19,514	19,612	-0.5%	7,546	7,911	-4.6%	11,968	11,701	2.3%
Boston, MA	1,388	11,851	11,905	-0.5%	2,999	3,046	-1.5%	8,852	8,859	-0.1%
	2,840	31,365	31,517	-0.5%	10,545	10,957	-3.8%	20,820	20,560	1.3%
Southwest Region										
Dallas, TX	2,345	9,365	9,230	1.5%	3,302	3,525	-6.3%	6,063	5,705	6.3%
Austin, TX	1,272	5,658	5,760	-1.8%	2,127	2,421	-12.2%	3,531	3,339	5.8%
Denver, CO	218	1,950	1,988	-1.9%	555	583	-4.7%	1,395	1,405	-0.8%
	3,835	16,973	16,978	0.0%	5,984	6,529	-8.3%	10,989	10,449	5.2%
Total	38,177	$ 244,118	$ 244,860	-0.3%	$ 68,105	$ 70,698	-3.7%	$ 176,013	$ 174,162	1.1%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(E)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2019
(Unaudited) [1]

	Total Same-Store Homes	% of Same-Store Portfolio Based on YTD 2019 NOI	Same-Store					
			Physical Occupancy			Total Revenue per Occupied Home		
			YTD 19	YTD 18	Change	YTD 19	YTD 18	Change
West Region								
Orange County, CA	4,434	13.6%	96.3%	96.2%	0.1%	$ 2,354	$ 2,302	2.3%
San Francisco, CA	2,751	13.2%	96.8%	96.7%	0.1%	3,749	3,560	5.3%
Seattle, WA	2,837	8.9%	96.7%	96.5%	0.2%	2,536	2,413	5.1%
Los Angeles, CA	1,225	4.4%	96.6%	96.2%	0.4%	2,903	2,812	3.2%
Monterey Peninsula, CA	1,565	3.9%	96.6%	96.8%	-0.2%	1,893	1,770	6.9%
Other Southern CA	654	1.7%	96.7%	96.5%	0.2%	1,998	1,896	5.4%
Portland, OR	476	0.9%	96.6%	96.6%	0.0%	1,605	1,576	1.8%
	13,942	**46.6%**	**96.6%**	**96.5%**	**0.1%**	**2,621**	**2,514**	**4.2%**
Mid-Atlantic Region								
Metropolitan DC	7,799	19.3%	97.4%	97.4%	0.0%	2,094	2,031	3.1%
Richmond, VA	1,358	2.4%	97.4%	97.9%	-0.5%	1,392	1,335	4.3%
Baltimore, MD	720	1.4%	97.0%	96.2%	0.8%	1,727	1,689	2.2%
	9,877	**23.1%**	**97.4%**	**97.4%**	**0.0%**	**1,971**	**1,910**	**3.2%**
Southeast Region								
Orlando, FL	2,500	4.2%	96.4%	96.8%	-0.4%	1,409	1,344	4.8%
Nashville, TN	2,260	3.7%	97.5%	96.5%	1.0%	1,333	1,301	2.5%
Tampa, FL	2,287	3.8%	96.9%	97.2%	-0.3%	1,453	1,402	3.6%
Other Florida	636	1.2%	96.1%	96.5%	-0.4%	1,652	1,595	3.6%
	7,683	**12.9%**	**96.8%**	**96.8%**	**0.0%**	**1,420**	**1,369**	**3.7%**
Northeast Region								
New York, NY	1,452	7.0%	97.9%	98.0%	-0.1%	4,550	4,487	1.4%
Boston, MA	1,388	5.1%	96.1%	96.7%	-0.6%	2,945	2,828	4.1%
	2,840	**12.1%**	**97.0%**	**97.4%**	**-0.4%**	**3,773**	**3,682**	**2.5%**
Southwest Region								
Dallas, TX	2,345	3.4%	96.8%	96.5%	0.3%	1,365	1,349	1.2%
Austin, TX	1,272	1.9%	97.3%	97.1%	0.2%	1,524	1,459	4.5%
	3,617	**5.3%**	**97.0%**	**96.7%**	**0.3%**	**1,421**	**1,388**	**2.4%**
Total/Weighted Avg.	**37,959**	**100.0%**	**96.9%**	**96.9%**	**0.0%**	**$ 2,180**	**$ 2,105**	**3.5%**

(1) See Attachment 16 for definitions and other terms.



Attachment 8(F)

UDR, Inc.
Same-Store Operating Information By Major Market
Current Year-to-Date vs. Prior Year-to-Date
December 31, 2019
(Unaudited) [1]

	Total Same-Store Homes	Same-Store ($000s)								
		Revenues			Expenses			Net Operating Income		
		YTD 19	YTD 18	Change	YTD 19	YTD 18	Change	YTD 19	YTD 18	Change
West Region										
Orange County, CA	4,434	$ 120,627	$ 117,852	2.4%	$ 26,968	$ 26,389	2.2%	$ 93,659	$ 91,463	2.4%
San Francisco, CA	2,751	119,806	113,630	5.4%	28,496	27,471	3.7%	91,310	86,159	6.0%
Seattle, WA	2,837	83,480	79,268	5.3%	21,884	22,177	-1.3%	61,596	57,091	7.9%
Los Angeles, CA	1,225	41,228	39,765	3.7%	10,795	10,303	4.8%	30,433	29,462	3.3%
Monterey Peninsula, CA	1,565	34,343	32,180	6.7%	7,405	7,321	1.2%	26,938	24,859	8.4%
Other Southern CA	654	15,162	14,359	5.6%	3,754	3,612	3.9%	11,408	10,747	6.2%
Portland, OR	476	8,855	8,698	1.8%	2,309	2,172	6.3%	6,546	6,526	0.3%
	13,942	423,501	405,752	4.4%	101,611	99,445	2.2%	321,890	306,307	5.1%
Mid-Atlantic Region										
Metropolitan DC	7,799	190,869	185,115	3.1%	57,560	57,121	0.8%	133,309	127,994	4.2%
Richmond, VA	1,358	22,095	21,295	3.8%	5,524	5,256	5.1%	16,571	16,039	3.3%
Baltimore, MD	720	14,476	14,040	3.1%	4,691	4,403	6.5%	9,785	9,637	1.5%
	9,877	227,440	220,450	3.2%	67,775	66,780	1.5%	159,665	153,670	3.9%
Southeast Region										
Orlando, FL	2,500	40,735	39,024	4.4%	11,969	11,334	5.6%	28,766	27,690	3.9%
Nashville, TN	2,260	35,244	34,057	3.5%	9,537	9,474	0.7%	25,707	24,583	4.6%
Tampa, FL	2,287	38,635	37,403	3.3%	12,618	12,216	3.3%	26,017	25,187	3.3%
Other Florida	636	12,118	11,750	3.1%	4,141	3,990	3.8%	7,977	7,760	2.8%
	7,683	126,732	122,234	3.7%	38,265	37,014	3.4%	88,467	85,220	3.8%
Northeast Region										
New York, NY	1,452	77,622	76,614	1.3%	29,187	26,696	9.3%	48,435	49,918	-3.0%
Boston, MA	1,388	47,146	45,548	3.5%	11,749	11,407	3.0%	35,397	34,141	3.7%
	2,840	124,768	122,162	2.1%	40,936	38,103	7.4%	83,832	84,059	-0.3%
Southwest Region										
Dallas, TX	2,345	37,194	36,631	1.5%	13,933	14,520	-4.0%	23,261	22,111	5.2%
Austin, TX	1,272	22,634	21,620	4.7%	9,306	9,225	0.9%	13,328	12,395	7.5%
	3,617	59,828	58,251	2.7%	23,239	23,745	-2.1%	36,589	34,506	6.0%
Total	37,959	$ 962,269	$ 928,849	3.6%	$ 271,826	$ 265,087	2.5%	$ 690,443	$ 663,762	4.0%

(1) See Attachment 16 for definitions and other terms.



Attachment 8(G)

UDR, Inc.
Same-Store Operating Information By Major Market
December 31, 2019
(Unaudited) (1)

	Effective Blended Lease Rate Growth	Effective New Lease Rate Growth	Effective Renewal Lease Rate Growth	Annualized Turnover (2)(3)			
	4Q 2019	4Q 2019	4Q 2019	4Q 2019	4Q 2018	YTD 2019	YTD 2018
West Region							
Orange County, CA	1.4%	-0.9%	5.2%	54.8%	45.9%	60.2%	56.2%
San Francisco, CA	2.7%	0.1%	4.8%	45.3%	51.8%	56.0%	54.5%
Seattle, WA	2.9%	-0.8%	6.3%	45.7%	43.4%	53.2%	52.0%
Los Angeles, CA	1.9%	-0.5%	5.1%	35.9%	41.5%	46.6%	51.3%
Monterey Peninsula, CA	5.0%	2.5%	6.9%	41.1%	48.4%	42.6%	44.5%
Other Southern CA	3.7%	1.8%	7.0%	45.5%	41.3%	53.5%	55.0%
Portland, OR	1.2%	-1.4%	5.0%	42.5%	41.7%	46.2%	52.3%
	2.4%	**-0.3%**	**5.5%**	**47.8%**	**46.3%**	**54.6%**	**53.3%**
Mid-Atlantic Region							
Metropolitan DC	1.4%	-1.6%	4.5%	30.4%	31.5%	43.0%	43.2%
Richmond, VA	2.9%	0.0%	6.0%	35.9%	43.8%	46.5%	47.3%
Baltimore, MD	0.6%	-2.8%	3.6%	34.2%	31.4%	51.4%	53.3%
	1.5%	**-1.5%**	**4.6%**	**31.6%**	**33.8%**	**44.2%**	**44.7%**
Southeast Region							
Orlando, FL	0.8%	-3.1%	4.8%	44.6%	44.8%	51.0%	50.5%
Nashville, TN	4.8%	3.7%	5.9%	37.9%	38.6%	47.7%	47.0%
Tampa, FL	2.1%	-1.9%	5.5%	41.8%	42.5%	52.9%	51.9%
Other Florida	1.1%	-3.0%	4.1%	39.9%	49.3%	44.7%	47.3%
	2.2%	**-1.0%**	**5.2%**	**41.6%**	**42.9%**	**50.2%**	**49.7%**
Northeast Region							
New York, NY	2.8%	2.4%	3.1%	19.9%	22.1%	35.1%	41.2%
Boston, MA	2.5%	0.1%	5.3%	41.4%	36.6%	52.6%	50.9%
	2.6%	**1.2%**	**4.0%**	**34.2%**	**31.0%**	**45.4%**	**46.4%**
Southwest Region							
Dallas, TX	2.6%	-0.8%	5.9%	42.1%	44.8%	50.4%	54.0%
Austin, TX	2.2%	-1.0%	5.5%	39.6%	45.2%	50.6%	52.1%
Denver, CO	7.1%	3.6%	11.7%	72.8%	58.2%	60.6%	67.0%
	3.1%	**-0.3%**	**6.4%**	**44.3%**	**45.9%**	**51.2%**	**54.3%**
Total/Weighted Avg.	**2.3%**	**-0.5%**	**5.2%**	**40.2%**	**40.8%**	**49.6%**	**49.8%**
4Q 2018 Weighted Avg. Lease Rate Growth (3)	**3.0%**	**1.0%**	**5.0%**				
4Q 2019 Percentage of Total Repriced Homes		**50.8%**	**49.2%**				

(1) See Attachment 16 for definitions and other terms.
(2) 4Q19 same-store home count: 38,177. YTD 2019 same-store home count: 37,959.
(3) 4Q18 same-store home count: 38,307. YTD 2018 same-store home count: 37,673.



Attachment 9

UDR, Inc.
Development Summary
December 31, 2019
(Dollars in Thousands)
(Unaudited) [1]

Wholly-Owned

Community	Location	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Est. Cost per Home	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
Vitruvian West Phase 2 [2]	Addison, TX	366	-	$ 24,807	$ 64,000	$ 175	$ -	1Q19	2Q20	1Q21	-	-
Cirrus	Denver, CO	292	-	26,612	97,500	334	-	3Q19	4Q21	1Q22	-	-
Dublin	Dublin, CA	220	-	18,358	117,000	532	-	4Q19	4Q21	2Q22	-	-
Total Under Construction		**878**	**-**	**$ 69,777**	**$ 278,500**	**$ 317**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	-	-	$ -	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed, Non-Stabilized		**-**	**-**	**$ -**	**$ -**	**$ -**	**$ -**					
Total - Wholly Owned		**878**	**-**	**$ 69,777**	**$ 278,500**	**$ 317**	**$ -**					

NOI From Wholly-Owned Projects

	4Q 19
Projects Under Construction	$ (6)
Completed, Non-Stabilized	-
Total	**$ (6)**

UDR's Capitalized Interest

	4Q 19
	$ 514

Unconsolidated Joint Ventures [3]

Community	Location	Own. Interest	# of Homes	Compl. Homes	Cost to Date	Budgeted Cost	Project Debt	Schedule Start	Initial Occ.	Compl.	Percentage Leased	Occupied
Projects Under Construction												
N/A	N/A	N/A	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Under Construction			**-**	**-**	**$ -**	**$ -**	**$ -**					
Completed Projects, Non-Stabilized												
N/A	N/A	N/A	-	-	$ -	$ -	$ -	N/A	N/A	N/A	-	-
Total Completed, Non-Stabilized			**-**	**-**	**$ -**	**$ -**	**$ -**					
Total - Unconsolidated Joint Ventures			**-**	**-**	**$ -**	**$ -**	**$ -**					

UDR's Share of NOI From Unconsolidated Joint Venture Projects

	4Q 19
Projects Under Construction	$ -
Completed, Non-Stabilized	-
Total	**$ -**

UDR's Capitalized Interest

	4Q 19
	$ -

Projected Stabilized Yield on Development Projects Over Respective Market Cap Rates: **150-200 bps**

(1) See Attachment 16 for definitions and other terms.
(2) See footnote 4 on Attachment 1.
(3) Unconsolidated developments are presented at 100%.



Attachment 10

UDR, Inc.
Redevelopment Summary
December 31, 2019
(Dollars in Thousands)
(Unaudited) [1]

Community	Location	# of Homes	Sched. Redev. Homes	Compl. Homes	Cost to Date	Budgeted Cost [2]	Est. Cost per Home	Schedule Start	Compl.	Same-Store [3]	Percentage Leased	Occupied
Projects in Redevelopment												
10 Hanover Square	New York, NY	493	493	182	$ 8,073	$ 25,000	$ 51	1Q19	1Q21	2Q22	98.8%	98.8%
Garrison Square	Boston, MA	160	160	68	7,671	10,500	66	1Q19	1Q21	2Q22	85.0%	85.0%
Total		**653**	**653**	**250**	**$ 15,744**	**$ 35,500**	**$ 54**					

UDR's Capitalized Interest

4Q 19
$ 84

(1) See Attachment 16 for definitions and other terms.
(2) Represents UDR's incremental capital invested in the projects.
(3) Estimated Same-Store quarter represents the quarter UDR anticipates contributing the community to the QTD same-store pool.



Attachment 11

UDR, Inc.
Land Summary
December 31, 2019
(Dollars in Thousands)
(Unaudited) (1)

Parcel	Location	UDR Ownership Interest	Real Estate Cost Basis	UDR's Share Cost Basis	Status Update (2): Pursuing Entitlements	Design Development	Hold for Future Development
Wholly-Owned							
Vitruvian Park®	Addison, TX	100%	$ 54,149	$ 54,149	Complete	In Process	In Process
500 Penn Street NE	Washington, DC	100%	33,466	33,466	Complete	In Process	
Total			**$ 87,615**	**$ 87,615**			
Unconsolidated Joint Ventures			**Real Estate Cost Basis**	**UDR's Share Cost Basis**			
N/A	N/A	N/A	$ -	$ -	N/A	N/A	N/A
Total			**$ -**	**$ -**			
Total			**$ 87,615**	**$ 87,615**			

UDR's Capitalized Interest

4Q 19
$ 790

(1) See Attachment 16 for definitions and other terms.

(2) Pursuing Entitlements: During this phase the Company is actively pursuing the necessary approvals for the rights to develop multifamily and/or mixed use communities.

Design Development: During this phase the Company is actively working to complete architectural and engineering documents in preparation for the commencement of construction of multifamily and/or mixed uses communities.

Hold for Future Development: Entitled and/or unentitled land sites that the Company holds for future development.



Attachment 12(A)

UDR, Inc.
Unconsolidated Joint Venture Summary
December 31, 2019
(Dollars in Thousands)
(Unaudited) [1]

Portfolio Characteristics	Property Type	Own. Interest	# of Comm.	# of Homes [2]	Physical Occupancy 4Q 19	Total Rev. per Occ. Home 4Q 19	Net Operating Income UDR's Share 4Q 19	Net Operating Income UDR's Share YTD 19	Net Operating Income Total YTD 19 [3]
UDR / MetLife [4]									
Operating communities	Various	50%	12	2,687	96.8%	$ 3,917	$ 10,824	$ 42,713	$ 84,917
Non-Mature	High-rise	50%	1	150	95.7%	5,604	759	2,844	5,687
UDR / West Coast Development JV									
Operating communities	Mid-rise	47%	1	293	95.9%	2,621	562	2,287	4,855
Total			**14**	**3,130**	**96.7%**	**$ 3,884**	**$ 12,145**	**$ 47,844**	**$ 95,459**

Balance Sheet Characteristics	Gross Book Value of JV Real Estate Assets [5]	Total Project Debt [5]	UDR's Equity Investment	Weighted Avg. Debt Interest Rate	Debt Maturities
UDR / MetLife [4]					
Operating communities	$ 1,560,050	$ 880,275	$ 251,404	4.01%	2020-2028
Non-Mature	127,802	70,890	28,812	4.27%	2028
UDR / West Coast Development JV					
Operating communities	129,360	55,133	34,907	3.35%	2021
Total	**$ 1,817,212**	**$ 1,006,298**	**$ 315,123**	**3.99%**	

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [6]	4Q 19 vs. 4Q 18 Growth Revenue	4Q 19 vs. 4Q 18 Growth Expense	4Q 19 vs. 4Q 18 Growth NOI		4Q 19 vs. 3Q 19 Growth Revenue	4Q 19 vs. 3Q 19 Growth Expense	4Q 19 vs. 3Q 19 Growth NOI
UDR / MetLife	12	2.3%	7.3%	0.2%		0.2%	-2.2%	1.3%
Total	**12**	**2.3%**	**7.3%**	**0.2%**		**0.2%**	**-2.2%**	**1.3%**

Joint Venture Same-Store Growth	Joint Venture Same-Store Communities [6]	YTD 19 vs. YTD 18 Growth Revenue	YTD 19 vs. YTD 18 Growth Expense	YTD 19 vs. YTD 18 Growth NOI
UDR / MetLife	11	3.3%	5.2%	2.5%
Total	**11**	**3.3%**	**5.2%**	**2.5%**

(1) See Attachment 16 for definitions and other terms.
(2) Includes homes completed for the period ended December 31, 2019.
(3) Represents NOI at 100% for the period ended December 31, 2019.
(4) See footnote 4 on Attachment 1.
(5) Joint ventures and partnerships represented at 100%. Debt balances are presented net of deferred financing costs. The gross book value of real estate assets for the UDR / West Coast Development JV represents the going-in valuation.
(6) Joint Venture Same-Store growth is presented at UDR's ownership interest.



Attachment 12(B)

UDR, Inc.
Developer Capital Program [2]
December 31, 2019
(Dollars in Thousands)
(Unaudited) [1]

West Coast Development JV [3]

Community	Location	Own. Interest	# of Homes	Going-in Valuation	UDR Initial Investment Cost	UDR Share of Debt [4]	Schedule Start	Schedule Compl.	Stabilization	Percentage Leased	Percentage Occupied
Completed Projects, Stabilized											
The Arbory [3]	Hillsboro, OR	49%	276	$ 68,400	$ 16,121	$ 17,306	4Q16	4Q18	2Q19	95.3%	93.8%
Total - West Coast Development JV			**276**	**$ 68,400**	**$ 16,121**	**$ 17,306**					

Economics For West Coast Development JV

	UDR's Equity Investment [5]	Preferred Return	4Q 2019 at UDR's Share Preferred Return	4Q 2019 at UDR's Share Net Operating Income	4Q 2019 at UDR's Share Interest and Other Expense	4Q 2019 at UDR's Share Income from Preferred Equity Investment [6]
The Arbory [3]	$ 17,064	6.5%	$ 35	$ 468	$ (177)	$ 326
Total - West Coast Development JV	**$ 17,064**		**$ 35**	**$ 468**	**$ (177)**	**$ 326**

Developer Capital Program - Other

Community	Location	# of Homes	UDR Investment Commitment [7]	UDR Investment Balance [7]	Return Rate	Years to Maturity	Income from Investment 4Q 2019	Upside Participation	Investment Type
The Portals	Washington, DC	373	$ 38,559	$ 48,181	11.0%	1.4	$ 1,318	-	Mezzanine Loan
1532 Harrison	San Francisco, CA	136	24,645	30,585	11.0%	2.5	823	-	Preferred Equity
1200 Broadway	Nashville, TN	313	55,558	63,958	8.0%	2.8	1,269	Variable	Preferred Equity
Alameda Point Block 11 [8]	Alameda, CA	220	20,000	25,069	12.0%	0.3	808	-	Secured Loan
Junction	Santa Monica, CA	66	8,800	10,379	12.0%	2.6	308	-	Preferred Equity
1300 Fairmount	Philadelphia, PA	471	51,393	51,215	Variable [9]	3.6	1,374	Variable	Preferred Equity
Essex	Orlando, FL	330	12,886	14,804	12.5%	3.7	457	-	Preferred Equity
Modera Lake Merritt	Oakland, CA	173	27,250	22,653	9.0%	4.3	445	Variable	Preferred Equity
Brio [10]	Seattle, WA	259	115,000	115,718	4.8%	2.8	718	Purchase Option	Secured Loan
Total - Developer Capital Program - Other		**2,341**	**$ 354,091**	**$ 382,562**	**8.8%**	**2.8**	**$ 7,520**		

Total Developer Capital Program - UDR Initial Investment Cost/Investment Balance, Including Accrued Return as of quarter-end　　$ 405,320

(1) See Attachment 16 for definitions and other terms.
(2) UDR's investments noted above are reflected as investment in and advances to unconsolidated joint ventures or notes receivable, net on the Consolidated Balance Sheets and income/(loss) from unconsolidated entities or interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.
(3) The Arbory was acquired 100% by UDR in January 2020.
(4) Debt balances are presented net of deferred financing costs.
(5) UDR's equity investment of $17.1 million is inclusive of outside basis, depreciation expense and our accrued preferred return, which differs from our investment cost of $16.1 million.
(6) Excludes depreciation expense.
(7) Investment commitment represents maximum loan principal or equity and therefore excludes accrued return. Investment balance includes amount funded plus accrued return prior to the period end.
(8) In March 2018, UDR made a $20.0 million secured loan to a third-party developer to acquire a parcel of land upon which the developer will construct a 220 apartment home community. The loan is secured by the land parcel and related land improvements and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP. In 4Q19, the term of the secured loan was extended to March 30, 2020.
(9) As of quarter-end, the return rate on our investment in 1300 Fairmount was 12.0%.
(10) In November 2019, UDR made a $115.0 million secured loan to a third-party developer to finance a 259 apartment home community that is under development and is expected to be completed in 2020. UDR also entered into a purchase option agreement at the time the loan was funded which gives UDR the option to acquire the community at a fixed price. The loan is secured by the community and is reflected in notes receivable, net on the Consolidated Balance Sheets and interest and other income/(expense), net on the Consolidated Statements of Operations in accordance with GAAP.



Attachment 13

UDR, Inc.
Acquisitions, Dispositions and Developer Capital Program Investments Summary
December 31, 2019
(Dollars in Thousands)
(Unaudited) [1]

Date of Investment	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	UDR Investment Commitment	Return Rate	# of Homes
Developer Capital Program - Other							
Apr-19	Modera Lake Merrit	Oakland, CA	N/A	N/A	$ 27,250	9.0%	173
Nov-19	Brio [2]	Seattle, WA	N/A	N/A	115,000	4.8%	259
					$ 142,250	5.6%	432

Date of Purchase	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [3]	Debt [3]	# of Homes	Price per Home
Acquisitions - Wholly-Owned								
Jan-19	Parallel	Orange County, CA	49%	100%	$ 122,600	$ -	386	$ 318
Jan-19	CityLine II	Seattle, WA	49%	100%	61,300	-	155	395
Feb-19	Leonard Pointe	New York, NY	0%	100%	132,100	-	188	703
Feb-19	Peridot Palms	Tampa, FL	0%	100%	98,300	-	381	258
Apr-19	Rodgers Forge	Baltimore, MD	0%	100%	86,400	-	498	173
May-19	Park Square	Philadelphia, PA	0%	100%	107,300	-	313	343
May-19	The Preserve at Gateway	Tampa, FL	0%	100%	49,400	-	240	206
Jun-19	Currents on the Charles	Boston, MA	0%	100%	84,600	-	200	423
Aug-19	The Commons at Windsor Gardens	Boston, MA	0%	100%	270,200	-	914	296
Aug-19	One William	Englewood, NJ	0%	100%	83,600	-	185	452
Aug-19	1301 Thomas Circle [4]	Washington, DC	30%	100%	186,800	-	292	640
Nov-19	10 UDR/MetLife JV Operating Communities [5]	Various	50%	100%	1,065,600	551,800	3,327	320
					$ 2,348,200	$ 551,800	7,079	$ 332
Acquisitions - Wholly-Owned Land								
Jan-19	500 Penn Street NE	Washington, DC	0%	100%	$ 27,100	$ -	-	$ -
Feb-19	Cirrus	Denver, CO	0%	100%	13,700	-	-	-
Nov-19	Development Community and Land Parcels [5]	Addison, TX	50%	100%	62,700	-	-	-
					$ 103,500	$ -	-	$ -

Date of Sale	Community	Location	Prior Ownership Interest	Post Transaction Ownership Interest	Price [3]	Debt [3]	# of Homes	Price per Home
Dispositions - Joint Ventures								
May-19	Twenty400	Metropolitan, DC	30%	0%	$ 74,800	$ 36,245	217	$ 345
Jul-19	Portico	Washington, DC	30%	0%	43,500	25,132	151	288
Aug-19	1301 Thomas Circle	Washington, DC	30%	100%	184,000	104,872	292	630
Nov-19	10 UDR/MetLife JV Operating Communities [5]	Various	50%	100%	1,065,600	551,800	3,327	320
Nov-19	5 UDR/MetLife JV Operating Communities [5]	Various	50%	0%	645,800	276,600	1,001	645
					$ 2,013,700	$ 994,649	4,988	$ 404
Dispositions - Joint Venture Land								
Nov-19	Development Community and Land Parcels [5]	Addison, TX	50%	100%	$ 62,700	$ -	-	$ -
					$ 62,700	$ -	-	$ -
Dispositions - Wholly-Owned Land								
Jun-19	Wilshire La Jolla	Los Angeles, CA	100%	0%	$ 38,000	$ -	-	$ -
					$ 38,000	$ -	-	$ -

(1) See Attachment 16 for definitions and other terms.
(2) See footnote 10 on Attachment 12(B).
(3) Price represents 100% of assets. Debt represents 100% of the asset's indebtedness.
(4) Includes approximately $2.8 million of closing costs as a result of the acquisition by UDR.
(5) See footnote 4 on Attachment 1.



Attachment 14

UDR, Inc.
Capital Expenditure and Repair and Maintenance Summary
December 31, 2019
(In thousands, except Cost per Home)
(Unaudited) [1]

Capital Expenditures for Consolidated Homes [2]	Estimated Useful Life (yrs.)	Three Months Ended December 31, 2019	Cost per Home	Capex as a % of NOI	Twelve Months Ended December 31, 2019	Cost per Home	Capex as a % of NOI
Average number of homes [3]		44,792			42,579		
Recurring Cap Ex							
Asset preservation							
Building interiors	5 - 20	$ 7,013	$ 157		$ 19,406	$ 456	
Building exteriors	5 - 20	5,980	134		15,355	361	
Landscaping and grounds	10	2,200	49		5,293	124	
Total asset preservation		15,193	339		40,054	941	
Turnover related	5	2,908	65		11,192	263	
Total Recurring Cap Ex		**18,101**	**404**	**9%**	**51,246**	**1,204**	**6%**
NOI Enhancing Cap Ex	5 - 20	**15,750**	**352**		**43,689**	**1,026**	
Total Recurring and NOI Enhancing Cap Ex		$ **33,851**	$ **756**		$ **94,935**	$ **2,230**	

Repair and Maintenance for Consolidated Homes (Expensed)	Three Months Ended December 31, 2019	Cost per Home	Twelve Months Ended December 31, 2019	Cost per Home
Average number of homes [3]	44,792		42,579	
Contract services	$ **6,381**	$ **142**	$ **23,218**	$ **545**
Turnover related expenses	**2,434**	**54**	**8,417**	**198**
Other Repair and Maintenance				
Building interiors	2,356	53	8,677	204
Building exteriors	533	12	2,032	48
Landscaping and grounds	465	10	1,181	28
Total Repair and Maintenance	$ **12,169**	$ **272**	$ **43,525**	$ **1,022**

(1) See Attachment 16 for definitions and other terms.

(2) Excludes redevelopment capital and initial capital expenditures on acquisitions.

(3) Average number of homes is calculated based on the number of homes outstanding at the end of each month.



Attachment 15

UDR, Inc.
Full-Year 2020 Guidance
December 31, 2019
(Unaudited) [1]

Net Income, FFO, FFO as Adjusted and AFFO per Share and Unit Guidance	1Q 2020	Full-Year 2020
Income/(loss) per weighted average common share, diluted	$0.01 to $0.03	$0.12 to $0.16
FFO per common share and unit, diluted	$0.52 to $0.54	$2.17 to $2.21
FFO as Adjusted per common share and unit, diluted	$0.53 to $0.55	$2.18 to $2.22
Adjusted Funds from Operations ("AFFO") per common share and unit, diluted	$0.50 to $0.52	$2.01 to $2.05
Annualized dividend per share and unit		$1.44

Same-Store Guidance	Full-Year 2020
Revenue growth	2.70% - 3.70%
Expense growth	2.20% - 3.00%
NOI growth	2.90% - 3.90%
Physical occupancy	96.9% - 97.1%
Same-Store homes	41,796

Sources of Funds ($ in millions)	Full-Year 2020
AFFO in Excess of Dividends	$188 to $201
Debt, LOC Draw / Paydown and Sales Proceeds	$395 to $495

Uses of Funds ($ in millions)	Full-Year 2020
Debt maturities inclusive of principal amortization [2]	$124
Development spending and land acquisitions	$200 to $260
Redevelopment and other non-recurring	$60 to $70
Operations Platform	$20 to $30
Developer Capital Program, net	$0 to $25
Acquisitions	$140
NOI enhancing capital expenditures inclusive of Kitchen and Bath	$40 to $45

Other Additions/(Deductions) ($ in millions except per home amounts)	Full-Year 2020
Consolidated interest expense, net of capitalized interest and adjustments for FFO as Adjusted	($153) to ($161)
Capitalized interest [3]	$8 to $12
General and administrative	($50) to ($54)
Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted	$52 to $58
Average stabilized homes	47,000
Recurring capital expenditures per home	$1,175

(1) See Attachment 16 for definitions and other terms.
(2) Excludes short-term maturities related to the Company's unsecured commercial paper program.
(3) Excludes capitalized interest on joint venture and partnership level debt, which is included in the guidance for "Total joint venture FFO including fee income, net of adjustments for FFO as Adjusted" above.



Attachment 16(A)

Acquired Communities: The Company defines Acquired Communities as those communities acquired by the Company, other than development and redevelopment activity, that did not achieve stabilization as of the most recent quarter.

Adjusted Funds from Operations ("AFFO") attributable to common stockholders and unitholders: The Company defines AFFO as FFO as Adjusted attributable to common stockholders and unitholders less recurring capital expenditures on consolidated communities that are necessary to help preserve the value of and maintain functionality at our communities.

Management considers AFFO a useful supplemental performance metric for investors as it is more indicative of the Company's operational performance than FFO or FFO as Adjusted. AFFO is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to AFFO. Management believes that AFFO is a widely recognized measure of the operations of REITs, and presenting AFFO will enable investors to assess our performance in comparison to other REITs. However, other REITs may use different methodologies for calculating AFFO and, accordingly, our AFFO may not always be comparable to AFFO calculated by other REITs. AFFO should not be considered as an alternative to net income/(loss) (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity, nor is it indicative of funds available to fund our cash needs, including our ability to make distributions. A reconciliation from net income/(loss) attributable to common stockholders to AFFO is provided on Attachment 2.

Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items as Consolidated Interest Coverage Ratio - adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment, plus preferred dividends.

Management considers Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Fixed Charge Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Interest Coverage Ratio - adjusted for non-recurring items: The Company defines Consolidated Interest Coverage Ratio - adjusted for non-recurring items as Consolidated EBITDAre – adjusted for non-recurring items divided by total consolidated interest, excluding the impact of costs associated with debt extinguishment.

Management considers Consolidated Interest Coverage Ratio - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation of the components that comprise Consolidated Interest Coverage Ratio - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items: The Company defines Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items as total consolidated debt net of cash and cash equivalents divided by annualized Consolidated EBITDAre - adjusted for non-recurring items. Consolidated EBITDAre - adjusted for non-recurring items is defined as EBITDAre excluding the impact of income/(loss) from unconsolidated entities, adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures and other non-recurring items including, but not limited to casualty-related charges/(recoveries), net of wholly owned communities.

Management considers Consolidated Net Debt-to-EBITDAre - adjusted for non-recurring items a useful metric for investors as it provides ratings agencies, investors and lending partners with a widely-used measure of the Company's ability to service its consolidated debt obligations as well as compare leverage against that of its peer REITs. A reconciliation between net income/(loss) and Consolidated EBITDAre - adjusted for non-recurring items is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Controllable Expenses: The Company refers to property operating and maintenance expenses as Controllable Expenses.

Controllable Operating Margin: The Company defines Controllable Operating Margin as (i) rental income less Controllable Expenses (ii) divided by rental income. Management considers Controllable Operating Margin a useful metric as it provides investors with an indicator of the Company's ability to limit the growth of expenses that are within the control of the Company.

Development Communities: The Company defines Development Communities as those communities recently developed or under development by the Company, that are currently majority owned by the Company and have not achieved stabilization as of the most recent quarter.

Earnings Before Interest, Taxes, Depreciation and Amortization for Real Estate (EBITDAre): The Company defines EBITDAre as net income/(loss) (computed in accordance GAAP), plus interest expense, including costs associated with debt extinguishment, plus real estate depreciation and amortization, plus other depreciation and amortization, plus (minus) income tax provision/(benefit), net, (minus) plus net gain/(loss) on the sale of depreciable real estate owned, plus impairment write-downs of depreciable real estate, plus the adjustments to reflect the Company's share of EBITDAre of unconsolidated joint ventures. The Company computes EBITDAre in accordance with standards established by the National Association of Real Estate Investment Trusts, or Nareit, which may not be comparable to EBITDAre reported by other REITs that do not compute EBITDAre in accordance with the Nareit definition, or that interpret the Nareit definition differently than the Company does. The White Paper on EBITDAre was approved by the Board of Governors of Nareit in September 2017.

Management considers EBITDAre a useful metric for investors as it provides an additional indicator of the Company's ability to incur and service debt, and will enable investors to assess our performance against that of its peer REITs. EBITDAre should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. EBITDAre does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation between net income/(loss) and EBITDAre is provided on Attachment 4(C) of the Company's quarterly supplemental disclosure.

Effective New Lease Rate Growth: The Company defines Effective New Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior resident effective rent for the prior lease term on new leases commenced during the current quarter.

Management considers Effective New Lease Rate Growth a useful metric for investors as it assesses market-level new demand trends.

Effective Renewal Lease Rate Growth: The Company defines Effective Renewal Lease Rate Growth as the increase in gross potential rent realized less concessions for the new lease term (current effective rent) versus prior effective rent for the prior lease term on renewed leases commenced during the current quarter.

Management considers Effective Renewal Lease Rate Growth a useful metric for investors as it assesses market-level, in-place demand trends.

Estimated Quarter of Completion: The Company defines Estimated Quarter of Completion of a development or redevelopment project as the date on which construction is expected to be completed, but it does not represent the date of stabilization.



Attachment 16(B)

UDR, Inc.
Definitions and Reconciliations
December 31, 2019
(Unaudited)

Funds from Operations as Adjusted ("FFO as Adjusted") attributable to common stockholders and unitholders: The Company defines FFO as Adjusted attributable to common stockholders and unitholders as FFO excluding the impact of other non-comparable items including, but not limited to, acquisition-related costs, prepayment costs/benefits associated with early debt retirement, impairment write-downs or gains and losses on sales of real estate or other assets incidental to the main business of the Company and income taxes directly associated with those gains and losses, casualty-related expenses and recoveries, severance costs and legal and other costs.

Management believes that FFO as Adjusted is useful supplemental information regarding our operating performance as it provides a consistent comparison of our operating performance across time periods and allows investors to more easily compare our operating results with other REITs. FFO as Adjusted is not intended to represent cash flow or liquidity for the period, and is only intended to provide an additional measure of our operating performance. The Company believes that net income/(loss) attributable to common stockholders is the most directly comparable GAAP financial measure to FFO as Adjusted. However, other REITs may use different methodologies for calculating FFO as Adjusted or similar FFO measures and, accordingly, our FFO as Adjusted may not always be comparable to FFO as Adjusted or similar FFO measures calculated by other REITs. FFO as Adjusted should not be considered as an alternative to net income (determined in accordance with GAAP) as an indication of financial performance, or as an alternative to cash flows from operating activities (determined in accordance with GAAP) as a measure of our liquidity. A reconciliation from net income attributable to common stockholders to FFO as Adjusted is provided on Attachment 2.

Funds from Operations ("FFO") attributable to common stockholders and unitholders: The Company defines FFO attributable to common stockholders and unitholders as net income/(loss) attributable to common stockholders (computed in accordance with GAAP), excluding impairment write-downs of depreciable real estate related to the main business of the Company or of investments in non-consolidated investees that are directly attributable to decreases in the fair value of depreciable real estate held by the investee, gains and losses from sales of depreciable real estate related to the main business of the Company and income taxes directly associated with those gains and losses, plus real estate depreciation and amortization, and after adjustments for noncontrolling interests, and the Company's share of unconsolidated partnerships and joint ventures. This definition conforms with the National Association of Real Estate Investment Trust's definition issued in April 2002 and restated in November 2018. In the computation of diluted FFO, if OP Units, DownREIT Units, unvested restricted stock, unvested LTIP Units, stock options, and the shares of Series E Cumulative Convertible Preferred Stock are dilutive, they are included in the diluted share count.

Management considers FFO a useful metric for investors as the Company uses FFO in evaluating property acquisitions and its operating performance and believes that FFO should be considered along with, but not as an alternative to, net income and cash flow as a measure of the Company's activities in accordance with GAAP. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of funds available to fund our cash needs. A reconciliation from net income/(loss) attributable to common stockholders to FFO is provided on Attachment 2.

Held For Disposition Communities: The Company defines Held for Disposition Communities as those communities that were held for sale as of the end of the most recent quarter.

Joint Venture Reconciliation at UDR's weighted average ownership interest:

In thousands	4Q 2019	YTD 2019
Income/(loss) from unconsolidated entities	$ 118,486	$ 137,873
Management fee	958	4,749
Interest expense	7,984	38,892
Depreciation	12,454	57,954
General and administrative	112	477
West Coast Development JV Preferred Return - Attachment 12(B)	(35)	(520)
Developer Capital Program - Other (excludes Alameda Point Block 11 and Brio)	(5,994)	(20,020)
Other (income)/expense	76	(12)
Unrealized (gain)/loss on unconsolidated investments	101	(4,569)
NOI related to sold properties	(6,632)	(40,498)
(Gain)/loss on sales	(114,897)	(125,407)
Total Joint Venture NOI at UDR's Ownership Interest	**$ 12,613**	**$ 48,919**

Net Operating Income ("NOI"): The Company defines NOI as rental income less direct property rental expenses. Rental income represents gross market rent and other revenues less adjustments for concessions, vacancy loss and bad debt. Rental expenses include real estate taxes, insurance, personnel, utilities, repairs and maintenance, administrative and marketing. Excluded from NOI is property management expense which is calculated as 2.875% of property revenue to cover the regional supervision and accounting costs related to consolidated property operations, and land rent.

Management considers NOI a useful metric for investors as it is a more meaningful representation of a community's continuing operating performance than net income as it is prior to corporate-level expense allocations, general and administrative costs, capital structure and depreciation and amortization and is a widely used input, along with capitalization rates, in the determination of real estate valuations. A reconciliation from net income attributable to UDR, Inc. to NOI is provided below.

In thousands	4Q 2019	3Q 2019	2Q 2019	1Q 2019	4Q 2018
Net income/(loss) attributable to UDR, Inc.	$ 97,959	$ 27,204	$ 35,619	$ 24,503	$ 82,139
Property management	8,703	8,309	8,006	7,703	7,280
Other operating expenses	2,800	2,751	2,735	5,646	3,952
Real estate depreciation and amortization	143,464	127,391	117,934	112,468	106,469
Interest expense	60,435	42,523	34,417	33,542	38,226
Casualty-related charges/(recoveries), net	1,316	(1,088)	246	-	(243)
General and administrative	14,531	12,197	12,338	12,467	10,955
Tax provision/(benefit), net	2	1,499	125	2,212	70
(Income)/loss from unconsolidated entities	(118,486)	(12,713)	(6,625)	(49)	(36)
Interest income and other (income)/expense, net	(2,406)	(1,875)	(1,310)	(9,813)	(1,660)
Joint venture management and other fees	(2,073)	(6,386)	(2,845)	(2,751)	(2,935)
Other depreciation and amortization	1,713	1,619	1,678	1,656	1,616
(Gain)/loss on sale of real estate owned	-	-	(5,282)	-	(65,897)
Net income/(loss) attributable to noncontrolling interests	7,278	2,218	2,699	2,099	7,476
Total consolidated NOI	**$ 215,236**	**$ 203,649**	**$ 199,735**	**$ 189,683**	**$ 187,412**



UDR, Inc.
Definitions and Reconciliations
December 31, 2019
(Unaudited)

NOI Enhancing Capital Expenditures ("Cap Ex"): The Company defines NOI Enhancing Capital Expenditures as expenditures that result in increased income generation or decreased expense growth over time.

Management considers NOI Enhancing Capital Expenditures a useful metric for investors as it quantifies the amount of capital expenditures that are expected to grow, not just maintain, revenues or to decrease expenses.

Non-Mature Communities: The Company defines Non-Mature Communities as those communities that have not met the criteria to be included in same-store communities.

Non-Residential / Other: The Company defines Non-Residential / Other as non-apartment components of mixed-use properties, land held, properties being prepared for redevelopment and properties where a material change in home count has occurred.

Physical Occupancy: The Company defines Physical Occupancy as the number of occupied homes divided by the total homes available at a community.

QTD Same-Store Communities: The Company defines QTD Same-Store Communities as those communities Stabilized for five full consecutive quarters. These communities were owned and had stabilized operating expenses as of the beginning of the quarter in the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.

Recurring Capital Expenditures: The Company defines Recurring Capital Expenditures as expenditures that are necessary to help preserve the value of and maintain functionality at its communities.

Redevelopment Communities: The Company generally defines Redevelopment Communities as those communities where substantial redevelopment is in progress that is expected to have a material impact on the community's operations, including occupancy levels and future rental rates.

Redevelopment Projected Weighted Average Return on Incremental Capital Invested: The projected weighted average return on incremental capital invested for redevelopment projects is NOI as set forth in the definition of Stabilization Period for Redevelopment Yield, less Recurring Capital Expenditures, minus the project's annualized NOI prior to commencing the redevelopment, less Recurring Capital Expenditures, divided by the total cost of the project.

Sold Communities: The Company defines Sold Communities as those communities that were disposed of prior to the end of the most recent quarter.

Stabilization/Stabilized: The Company defines Stabilization/Stabilized as when a community's occupancy reaches 90% or above for at least three consecutive months.

Stabilized, Non-Mature Communities: The Company defines Stabilized, Non-Mature Communities as those communities that have reached Stabilization but are not yet in the same-store portfolio.

Stabilization Period for Development Yield: The Company defines the Stabilization Period for Development Yield as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of the project.

Stabilization Period for Redevelopment Yield: The Company defines the stabilization period for a redevelopment property yield for purposes of computing the Redevelopment Projected Weighted Average Return on Incremental Capital Invested, as the forward twelve month NOI, excluding any remaining lease-up concessions outstanding, commencing one year following the delivery of the final home of a project.

Stabilized Yield on Developments: The Company calculates expected stabilized yields on development as follows: projected stabilized NOI less management fees divided by budgeted construction costs on a project-specific basis. Projected stabilized NOI for development projects, calculated in accordance with the NOI reconciliation provided on Attachment 16(B), is set forth in the definition of Stabilization Period for Development Yield. Given the differing completion dates and years for which NOI is being projected for these communities as well as the complexities associated with estimating other expenses upon completion such as corporate overhead allocation, general and administrative costs and capital structure, a reconciliation to GAAP measures is not meaningful. Projected NOI for these projects is neither provided, nor is representative of Management's expectations for the Company's overall financial performance or cash flow growth and there can be no assurances that forecast NOI growth implied in the estimated construction yield of any project will be achieved.

Management considers estimated Stabilized Yield on Developments as a useful metric for investors as it helps provide context to the expected effects that development projects will have on the Company's future performance once stabilized.

Total Revenue per Occupied Home: The Company defines Total Revenue per Occupied Home as rental and other revenues, calculated in accordance with GAAP, divided by the product of occupancy and the number of apartment homes.

Management considers Total Revenue per Occupied Home a useful metric for investors as it serves as a proxy for portfolio quality, both geographic and physical.

TRS: The Company's taxable REIT subsidiary ("TRS") focuses on making investments and providing services that are otherwise not allowed to be made or provided by a REIT.

YTD Same-Store Communities: The Company defines YTD Same-Store Communities as those communities Stabilized for two full consecutive calendar years. These communities were owned and had stabilized operating expenses as of the beginning of the prior year, were not in process of any substantial redevelopment activities, and not held for disposition.



Attachment 16(D)

UDR, Inc.
Definitions and Reconciliations
December 31, 2019
(Unaudited)

All guidance is based on current expectations of future economic conditions and the judgment of the Company's management team. The following reconciles from GAAP Net income/(loss) per share for full year 2020 and first quarter of 2020 to forecasted FFO, FFO as Adjusted and AFFO per share and unit:

	Full-Year 2020			
		Low		High
Forecasted net income per diluted share	$	0.12	$	0.16
Conversion from GAAP share count		(0.01)		(0.01)
Depreciation		2.05		2.05
Noncontrolling interests		0.01		0.01
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	**2.17**	$	**2.21**
Legal and other costs		-		-
Severance costs and other restructuring expense		0.01		0.01
Casualty-related charges/(recoveries)		-		-
Unrealized gain on unconsolidated investments, net of tax		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**2.18**	$	**2.22**
Recurring capital expenditures		(0.17)		(0.17)
Forecasted AFFO per diluted share and unit	$	**2.01**	$	**2.05**

	1Q 2020			
		Low		High
Forecasted net income per diluted share	$	0.01	$	0.03
Conversion from GAAP share count		-		-
Depreciation		0.51		0.51
Noncontrolling interests		-		-
Preferred dividends		-		-
Forecasted FFO per diluted share and unit	$	**0.52**	$	**0.54**
Legal and other costs		-		-
Severance costs and other restructuring expense		0.01		0.01
Casualty-related charges/(recoveries)		-		-
Unrealized gain on unconsolidated investments, net of tax		-		-
Forecasted FFO as Adjusted per diluted share and unit	$	**0.53**	$	**0.55**
Recurring capital expenditures		(0.03)		(0.03)
Forecasted AFFO per diluted share and unit	$	**0.50**	$	**0.52**